Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care reports strong operating income margin growth in the third quarter of 2024

•	Organic revenue growth of +2% supported by Care Enablement and Care Delivery

•	Underlying U.S. dialysis treatment volume growth turns positive

•	Exceeding full year FME25 savings target, with additional EUR 64 million contribution in Q3

•	Both segments further increased operating income[1] and operating income margin[1]

•	Net financial leverage ratio further improved to 2.8x

•	FY 2024 operating income[1] growth outlook with 16-18% tightened toward the upper end of the previous range

Bad Homburg (November 5, 2024) – “In the third quarter, we continued the improvement of our financial performance, recording a meaningful progress in the operating income margin towards our 2025 margin targets. The Care Delivery margin extended well into the 2025 margin target band while Care Enablement maintained the significant margin progress realized in the first half year. Our clear focus on improving operational performance and continued momentum of FME25 savings realization supported our progress in the third quarter”, said Helen Giza, Chief Executive Officer of Fresenius Medical Care AG. “In Care Delivery, a very important and reassuring milestone was underlying U.S. same market treatment growth turning positive. Care Enablement recorded solid volume growth and continued positive pricing momentum outside China.” Giza added: “In light of the developments in the first nine months, we confirm our revenue growth outlook and tighten our operating income1 growth outlook with 16-18% toward the upper end of the previous range for the full year 2024.”

1  Revenue and operating income outlook, as referred to in the 2024 outlook, are both at constant currency, excluding special items as well as the business impact from closed divestitures in 2023 and the settlement agreement with the U.S. government (Tricare) in Q4 2023. For FY 2023 and 2024, special items include costs related to the FME25 program, the Humacyte remeasurements, the legal form conversion costs and effects from legacy portfolio optimization. For further details please see the reconciliation attached to the Press Release.

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Key figures (unaudited)

	Q3 2024	Q3 2023	Growth	Growth	9M 2024	9M 2023	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	4,760	4,936	-4%	-2%	14,251	14,466	-1%	-1%
on outlook base[1]	4,820	4,855		-1%	14,385	14,215		+1%

Operating income	463	324	+43%	+43%	1,133	942	+20%	+21%
on outlook base[1]	474	430		+10%	1,323	1,167		+13%

Net income[2]	213	84	+153%	+155%	471	311	+51%	+53%
on outlook base[1]	242	168		+44%	646	490		+32%

Basic EPS (EUR)	0.73	0.29	+153%	+155%	1.61	1.06	+51%	+53%
on outlook base[1]	0.82	0.57		+44%	2.20	1.67		+32%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Significant progress in the execution against the strategic plan

In the third quarter, the FME25 transformation program accelerated its momentum, delivering EUR 64 million additional sustainable savings while related one-time costs amounted to EUR 39 million. With continued momentum in the third quarter, Fresenius Medical Care delivered EUR 173 million additional sustainable savings year-to-date, well ahead of the targeted EUR 100 to 150 million by year end 2024. The company confirms its target of EUR 650 million sustainable savings by 2025.

Fresenius Medical Care continues the execution of its portfolio optimization plan to exit non-core and dilutive assets. During the third quarter, closed divestments included clinic operations in Curacao, Guatemala and Peru.

All transactions that are currently signed as part of Fresenius Medical Care’s portfolio optimization plan are estimated to negatively impact operating income by around EUR 250 million in the full year 2024 and will be treated as special items. These transactions are expected to generate cash proceeds of around EUR 650 million upon closing, thereof around EUR 500 million have been received by the end of the third quarter.

2  Net income attributable to shareholders of Fresenius Medical Care AG

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Revenue development affected by divestments resulting from execution of the portfolio optimization

Revenue decreased by 4% to EUR 4,760 million in the third quarter (-2% at constant currency, +2% organic). Revenue on outlook base1 decreased by 1% compared to prior year due to divestitures realized as part of the portfolio optimization plan, negatively affecting the revenue development.

Care Delivery revenue decreased by 5% to EUR 3,770 million (-4% at constant currency, +1% organic) and by 2% on outlook base1.

In Care Delivery U.S., revenue decreased by 1% (0% at constant currency, 0% organic) and increased by 1% on outlook base1. Growth in the U.S. was supported by the value-based care business and an overall increase in treatment volumes, higher reimbursement rates and a favorable payor mix shift, partially offset by increased implicit price concessions. While U.S. same market treatment growth further improved sequentially, effects from elevated mortality continued to weigh on the development. Adjusted for the exit from less profitable acute care contracts (-0.2%), underlying U.S. same market treatment growth returned to positive growth (+0.2%).

In Care Delivery International, revenue decreased by 22% (-21% at constant currency, +4% organic) and by 16% on outlook base1. This negative development was driven by divestments realized as part of the portfolio optimization plan and was partially offset by organic growth. International same market treatment growth was positive at 2.9%.

Care Enablement revenue grew by 2% to EUR 1,359 million (+4% at constant currency, +4% organic) and by 4% on outlook base1, driven by volume growth in all geographical regions. Pricing momentum outside of China remained positive. In China, pricing was negatively impacted by the rollout of volume-based procurement, in line with expectations.

Within Inter-segment eliminations, revenue for products transferred between the operating segments at fair market value remained unchanged with a deduction of EUR 369 million (+1% at constant currency).3

In the first nine months, revenue decreased by 1% to EUR 14,251 million (-1% at constant currency, +3% organic) and increased by 1% on outlook base1. Care Delivery revenue decreased by 2% to EUR 11,330 million (-2% at constant currency, +3% organic), with Care Delivery U.S. growing by 1% (+1% at constant currency, +3% organic) and Care Delivery International decreasing by 16% (-14% at constant currency, +3% organic). Care Enablement revenue increased by 1% to EUR 4,020 million (+3% at constant currency, +3% organic). Inter-segment eliminations remained unchanged at a deduction of EUR 1,099 million (0% at constant currency).

3  The company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

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Strong operating income growth supported by both segments

Operating income increased by 43% to EUR 463 million in the third quarter (+43% at constant currency), resulting in a margin of 9.7% (Q3 2023: 6.6%). Operating income on outlook base1 increased by 10% to EUR 474 million, resulting in a margin of 9.8% (Q3 2023: 8.9%). Divestitures realized as part of the portfolio optimization plan had a neutral effect on operating income margin in the third quarter.

Operating income in Care Delivery increased by 26% to EUR 419 million (+27% at constant currency), resulting in a margin of 11.1% (Q3 2023: 8.4%). Operating income on outlook base1 increased by 5%, resulting in a margin1 of 11.2% (Q3 2023: 10.5%). The growth was mainly driven by positive price and volume effects as well as the phasing of a consent agreement on certain pharmaceuticals. The positive development was partly offset by higher personnel expenses as anticipated, and negative contributions from the value-based care business.

Operating income in Care Enablement significantly increased to EUR 61 million (Q3 2023: EUR -1 million), resulting in a margin of 4.5% (Q3 2023: -0.1%). Operating income on outlook base1 almost quadrupled compared to prior year, resulting in a margin1 of 5.6% (Q3 2023: 1.5%). The strong increase was driven by savings from the FME25 program as well as positive volume and price effects, compensating inflationary cost increases, negative impacts from the rollout of volume-based procurement in China, as well as a negative impact from foreign currency transaction.

Operating income for Corporate amounted to EUR -13 million (Q3 2023: EUR -8 million). The decline was mainly driven by negative valuation effects of virtual power purchase agreements (EUR -24 million). Operating income on outlook base1 amounted to EUR -26 million (Q3 2023: EUR 1 million).

In the first nine months, operating income increased by 20% up to EUR 1,133 million (+21% at constant currency), resulting in a margin of 8.0% (9M 2023: 6.5%). Divestitures realized during the first nine months had a slightly positive impact on operating income margin. Operating income on outlook base1 increased by 13% to EUR 1,323 million, resulting in a margin of 9.2% (9M 2023: 8.2%). In Care Delivery, operating income declined by 6% to EUR 937 million (-6% at constant currency), resulting in a margin of 8.3% (9M 2023: 8.6%). Operating income margin on outlook base1 improved to 10.1% (9M 2023: 9.7%). In Care Enablement, operating income significantly increased to EUR 196 million (9M 2023: EUR -24 million), resulting in a margin of 4.9% (9M 2023: -0.6%). Operating income margin on outlook base1 improved to 5.5% (9M 2023: 2.6%). Operating income for Corporate amounted to EUR 9 million (9M 2023: -23 million).

Net income2 strongly increased by 153% to EUR 213 million in the third quarter (+155% at constant currency). Net income on outlook base1 increased by 44%.

In the first nine months, net income2 increased by 51% to EUR 471 million (+53% at constant currency). Net income on outlook base1 increased by 32%.

Basic earnings per share (EPS) increased by 153% to EUR 0.73 (+155% at constant currency). EPS on outlook base1 increased by 44% to EUR 0.82.

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In the first nine months, EPS increased by 51% to EUR 1.61 (+53% at constant currency). EPS on outlook base1 increased by 32% to EUR 2.20.

Lower net financial debt and further improved net leverage ratio

In the third quarter, Fresenius Medical Care improved operating cash flow by 30% to EUR 985 million (Q3 2023: EUR 760 million), resulting in a margin of 20.7% (Q3 2023: 15.4%). Operating cash flow increased mainly due to the recovery of the cash impact following the cyber incident at Change Healthcare.

In the first nine months, operating cashflow amounted to EUR 1,554 million (9M 2023: EUR 1,910 million), resulting in a margin of 10.9% (9M 2023: 13.2%). The decline was driven by a negative impact from the phasing of dividend payments received from equity method investments and of income tax payments for current and prior year periods.

Free cash flow4 increased by 30% to EUR 815 million in the third quarter (Q3 2023: EUR 626 million), resulting in a margin of 17.1% (Q3 2023: 12.7%). In the first nine months, Fresenius Medical Care generated free cash flow of EUR 1,102 million (9M 2023: EUR 1,480 million), resulting in a margin of 7.7% (9M 2023: 10.2%).

Total net debt and lease liabilities were further reduced to EUR 9,831 million (Q3 2023: EUR 11,432 million). At 2.8x, the corresponding net leverage ratio (net debt/EBITDA) decreased below the lower end of our self-imposed target corridor.

Outlook

Fresenius Medical Care confirms its outlook for fiscal 2024 and expects revenue to grow by a low- to mid-single digit percent rate compared to prior year. Due to the developments in the first nine months, the company now expects operating income to grow by 16 to 18 percent compared to prior year. Before, the company expected operating income to grow by a mid- to high-teens percent rate compared to prior year.

The expected growth rates for 2024 are at constant currency, excluding special items as well as the business impacts from closed divestitures in 2023 and the settlement agreement with the U.S. government (Tricare) in Q4 2023. The 2023 basis for the revenue outlook is EUR 19,049 million and for the operating income outlook is EUR 1,540 million.

The company also reconfirms its targets to achieve an operating income margin of 10% to 14% by 2025. This excludes impacts from portfolio changes.

4  Net cash provided by / used in operating activities, after capital expenditures, before acquisitions/divestitures, investments, and dividends

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Patients, clinics and employees

As of September 30, 2024, Fresenius Medical Care treated 308,216 patients in 3,732 dialysis clinics worldwide and had 113,079 employees (headcount) globally, compared to 113,639 employees as of June 30, 2024.

Investor conference call

Fresenius Medical Care will host a conference call to discuss the results of the third quarter today, November 5, 2024, at 2:00 p.m. CET / 8:00 a.m. ET. Details are available on the Fresenius Medical Care website in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the third quarter and first nine months of 2024. Our 6-K disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.1 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,732 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 308,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook (outlook base)

in € million, unaudited	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Operating performance (outlook base) These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items and at constant currency.				
Revenue	**4,760**	**4,936**	**14,251**	**14,466**
Divestitures[1]	—	(81)	—	(251)
Revenue excl. 2023 divestitures	4,760	4,855	14,251	14,215
Currency translation effects	60	—	134	—
Revenue (outlook base)	4,820	4,855	14,385	14,215
Operating income	**463**	**324**	**1,133**	**942**
FME25 Program	39	49	107	100
Legal Form Conversion Costs	2	6	5	13
Legacy Portfolio Optimization[2]	(17)	53	141	147
Humacyte Remeasurements	(18)	(1)	(79)	(16)
Sum of special items	6	107	174	244
Divestitures[1]	—	(1)	—	(19)
Sum of special items and 2023 divestitures	6	106	174	225
Operating income excl. special items and 2023 divestitures	469	430	1,307	1,167
Currency translation effects	5	—	16	—
Operating income (outlook base)	474	430	1,323	1,167
Net income[3]	**213**	**84**	**471**	**311**
FME25 Program	28	31	77	71
Legal Form Conversion Costs	1	4	4	9
Legacy Portfolio Optimization[2]	8	50	144	118
Humacyte Remeasurements	(13)	(1)	(59)	(12)
Sum of special items	24	84	166	186
Divestitures[1]	—	0	—	(7)
Sum of special items and 2023 divestitures	24	84	166	179
Net income[3] excl. special items and 2023 divestitures	237	168	637	490
Currency translation effects	5	—	9	—
Net income[3] (outlook base)	242	168	646	490

[1] Business impacts from closed divestitures in 2023.

[2] 2024: mainly comprise the impairment of goodwill and intangible assets and tangible assets resulting from the measurement of assets held for sale as well as gains and losses from divestitures; 2023: mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other impacts related to agreed-upon divestitures in 2023.

[3] Attributable to shareholders of FME AG.

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